SCHEDULE A

Directors and Executive Officers

Name	Position/Title	Business Address
James Jianzhang Liang	Co-founder; Executive Chairman of the Board	30 Raffles Place, #29-01, Singapore 048622
Min Fan	Co-founder; Vice Chairman of the Board and President	30 Raffles Place, #29-01, Singapore 048622
Jane Jie Sun	Chief Executive Officer and Director	30 Raffles Place, #29-01, Singapore 048622
Cindy Xiaofan Wang	Chief Financial Officer and Executive Vice President	30 Raffles Place, #29-01, Singapore 048622
Xing Xiong	Chief Operating Officer	30 Raffles Place, #29-01, Singapore 048622
Neil Nanpeng Shen	Co-founder; Independent Director	Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong
Qi Ji	Co-founder; Independent Director	No. 2266 Hongqiao Road, Shanghai 200336, People's Republic of China
Gabriel Li	Vice Chairman of the Board; Independent Director	Suite 6211-12, 62/F, The Center, 99 Queen's Road, Central, Hong Kong
JP Gan	Independent Director	Room 3906, Jinmao Tower, 88 Century Boulevard, Shanghai, People's Republic of China
Rong Luo	Director	No. 10 Shangdi 10th Street, Beijing 100085, People's Republic of China